

April 28, 2016

Via Email
Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re: Live Nation Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-32601**

Dear Ms. Willard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 1. The Company and Summary of Significant Accounting Policies

Non-Cash and Stock-based Compensation, page 64

1. We note your disclosure in Note 1 that you use the simplified method for estimating the expected life within the valuation model because you do not believe historical experience provides a reasonable basis with which to estimate the expected term due to the impact of a number of divestitures after the Separation, the varying vesting terms of awards issued since the Separation and the impact from the type and amount of awards converted pursuant to the Company's merger with Ticketmaster. In light of the fact that the Separation referred to was over ten years ago and the Ticketmaster acquisition was in 2010, please explain to us why you believe it is appropriate to continue using the simplified method in your valuation of stock options.

Note 2. Long-Lived Assets

Investments in Nonconsolidated Affiliates, page 71

2. We note your disclosure on page 71 that among other investments, for the year ended December 31, 2015, your 60% investment in Vice Nation, LLC was significant on an individual basis. Please explain to us why you believe it is appropriate to account for this investment using the equity method of accounting, considering your 60% ownership in the entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant